UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

The Eastern Company
(Exact Name of Registrant as Specified in Charter)

Connecticut	0-599	06-0330020
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

112 Bridge Street, Naugatuck, CT	06770
(Address of Principal Executive Offices)	(Zip Code)

John L. Sullivan III (203) 729-2255
 (Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

SECTION 1 - Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure And Report

The Eastern Company has filed a Conflict Minerals Report with the Securities and Exchange Commission as Exhibit 1.01 hereto, which is publicly available at www.easterncompany.com.

ITEM 1.02 Exhibit

The Eastern Company has filed the Conflict Minerals Report required by Item 1.01 as Exhibit 1.01 to this Form SD.

SECTION 2 – Exhibits

ITEM 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form, including a certification of the independent private sector audit of the Conflict Minerals Report conducted by Fiondella, Milone & LaSaracina, LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.
The Eastern Company

Date: May 31, 2016	/s/John L. Sullivan III
John L. Sullivan III Vice President and Chief Financial Officer